Exhibit 3.1

Amendments to the Amended and Restated Bylaws of Nature’s Sunshine Products, Inc.

Sections 4.1, 4.4 and 4.5 of the Amended and Restated Bylaws of Nature’s Sunshine Products, Inc. were amended to read in their entirety as follows:

                Section 4.1             Number of Officers.  The officers of the Corporation shall be a president, a secretary, and a treasurer, each of whom shall be appointed by the Board of Directors.  Such other officers and assistant officers as may be deemed necessary, including any vice presidents, may be appointed by the Board of Directors.  If specifically authorized by the Board of Directors, an officer may appoint one or more officers or assistant officers.  The same individual may simultaneously hold more than one office in the Corporation.  The Board of Directors may appoint a special executive committee, consisting of two or more individuals and overseen by the Chairman of the Board, to perform the functions of any office of the Corporation and such special executive committee shall operate under such procedures as prescribed by the Board of Directors.  (16-10a-830)

                Section 4.4             Chairman of the Board.  The Chairman of the Board shall have the following powers and duties:

                                (a)           to preside at all meetings of the shareholders of the Corporation;

                                (b)           to preside at all meetings of the Board of Directors; and

                                (c)           to oversee the actions and functions of any special executive committee appointed by the Board of Directors to perform the functions of any office of the Corporation.

                Section 4.5             President.  The president shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the Corporation.  The president may sign, with the secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates for shares of the Corporation, the issuance of which shall have been authorized by a resolution of the Board of Directors, and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.  (16-10a-831)